Exhibit 12

THE WESTERN UNION COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
(in millions)

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,
	2016	2016	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$222.5	$440.0	$941.8	$968.2	$926.9	$1,168.8	$1,274.6
Fixed charges	45.6	86.5	175.6	182.7	198.8	177.8	182.9
Other adjustments	(3.8)	(0.3)	(6.9)	(3.2)	(0.7)	5.3	2.6
Total earnings (a)	$264.3	$526.2	$1,110.5	$1,147.7	$1,125.0	$1,351.9	$1,460.1
Fixed charges:
Interest expense	$41.0	$81.5	$167.9	$176.6	$195.6	$179.6	$181.9
Other adjustments	4.6	5.0	7.7	6.1	3.2	(1.8)	1.0
Total fixed charges (b)	$45.6	$86.5	$175.6	$182.7	$198.8	$177.8	$182.9
Ratio of earnings to fixed charges (a/b)	5.8	6.1	6.3	6.3	5.7	7.6	8.0

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges included in the determination of income before income taxes and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense, and an estimated interest portion of rental expenses and income tax contingencies, which are included as a component of income tax expense.